

Mail Stop 3561

April 22, 2009

John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

>      **Re:    Buckeye Technologies Inc.**
>      **Form 10-K for Fiscal Year Ended June 30, 2008**
>      **Filed August 27, 2008**
>      **File No. 001-14030**

Dear Mr. Crowe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 1. Business, page 3

Environmental Regulations and Liabilities, page 7

1.     We note your disclosure that the company devotes significant resources to maintaining compliance with "extensive general and industry-specific federal, state, local and foreign environmental laws and regulations." Please expand your disclosure to address the significant environmental laws and regulations that you refer to, and address the effects that compliance on them may have on your capital expenditures, earnings and competitive position, or advise. See Item 101(c)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capitalization, page 23

2.      We note the disclosure that your credit facility contains a $50 million increase option.  Additionally, you state that use of the increase option will depend on your financial results and ability to comply with certain borrowing conditions under the revolving credit facility.  Please expand your liquidity and capitalization discussion to describe the applicable financial results and borrowing conditions under the revolving credit facility related to the option, to the extent it is reasonably likely that you will not be able to comply with the borrowing conditions.

3.      You indicate that you believe your cash flow from operations, together with current cash and cash equivalents will be sufficient to fund necessary capital expenditures, meet operating expenses and service your debt obligations in the foreseeable future.  Please expand your liquidity and capitalization discussion to state specifically whether you have adequate amounts of cash to meet your cash requirements over the long-term.

Critical Accounting Policies and Estimates, page 26

4.      You indicate that based on the estimated fair values of long-lived assets you did not record an impairment charge in fiscal years 2007 and 2008.  Please clarify whether you determined that the carrying value of the assets exceeded the undiscounted cash flows expected to be generated by the assets.  If so, explain in greater detail how you estimated the fair values of the assets and describe the significant assumptions applied in estimating fair value.  Include a sensitivity analysis of your estimates to change based on outcomes that are reasonably likely to occur and would have a material impact on your financial statements.

Notes to Consolidated Financial Statements, page F-10

Note 11: Income Taxes, page F-21

5.      We note that you adopted FIN 48 on July 1, 2007.  It appears that you did not disclose a reconciliation of the beginning and ending amount of your unrecognized tax benefits.  Please disclose a reconciliation of your unrecognized tax benefits.  Refer to paragraph 21 of FIN 48 for further guidance.

Note 17: Contingencies, page F-26

6.      We note the disclosure that under the Fenholloway Agreement you expect to incur capital expenditures of approximately $9.0 million over the next two years on in-plant process changes and approximately $50.0 million over at least five years,

possibly beginning as early as fiscal year 2012.  Please tell us whether you accrued any of the above amounts in your financial statements for the year ended June 30, 2008, and if not, tell us how you considered the guidance in SFAS 5 and SOP 96-1 in reaching your determination.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne at (202) 551-3688 if you have any questions regarding comments on the financial statements and related matters.  Please contact Louis Rambo at (202) 551-3289 with any other questions.

Sincerely,

John Reynolds
Assistant Director